

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 2, 2009

Via U.S. mail and facsimile

Mr. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      RE: **Form 10-K for the fiscal year ended December 31, 2008**
               File No. 001-16129

Dear Mr. Steuert:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

2. We note that Exhibit 21.1 lists Fluor Iran and FD Eurasia as subsidiaries. Please tell us whether there has been any change in your direct or indirect contacts with Iran since your response letters to the Office of Global Security Risk dated May 3, 2005 and August 23, 2005.

3. You discuss your operations in the Middle East on pages 4, 6, 8, 28, and elsewhere in your Form 10-K. Syria and Sudan, countries generally encompassed by references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us whether you have any contacts with those countries. Describe the nature and extent of any past, current, and anticipated contacts with the countries, whether through direct or indirect arrangements, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Critical Accounting Policies, page 25

4. Your discussion of critical accounting policies does not include any discussion of your impairment policies for goodwill, property, plant and equipment or investments. Considering that these assets comprised approximately 16% of your total assets as of December 31, 2008 and in light of the current economic environment, please tell us how you determined that a detailed discussion of your impairment accounting policies for these assets was not necessary.

5. You discuss on page 26 that backlog is adjusted to reflect any known project cancellations, revisions, and deferrals as appropriate. Your risk factor disclosure on page 12 also states that continued disruption of the credit markets could result in contract cancellations or suspensions, project delays, payment delays or defaults by your clients. To the extent possible, please disclose how your operations and cash flows were affected during 2008 by client project cancellations, suspensions, project delays, and/or payment delays and defaults. For example, what portion of your December 31, 2007 backlog that you expected to complete during 2008 was not completed because of client financial situations. Please also disclose the extent to which any of these trends are expected to continue.

Consolidated Financial Statements

Consolidated Statement of Earnings, page F-3

6. Please tell us the accounting literature you relied upon to support your classification
    of the $79 million gain on sale of joint venture interest as a component of total cost of
    revenue for the year ended December 31, 2008.

Consolidated Statement of Shareholders' Equity, page F-6

7. Please retitle the line item "Total Other Comprehensive Income" to "Total
    Comprehensive Income" to more accurately reflect the actual amounts presented.

Major Accounting Policies: General, page F-7

8. Your balance sheet indicates that you have investments with a carrying value of $192
    million as of December 31, 2008 but it is unclear which investments are included in
    this amount and how you account for these investments. Please revise to include a
    footnote explaining the nature of your investments as of each period presented and
    how you account for them. Your footnote should also explain, in detail, how you
    evaluate your investments for impairment as of each period presented.

Major Accounting Policies: Engineering and Construction Contracts, page F-7

9. Please revise to disclose the amount of balances billed but not paid by customers
    under retainage provisions in contracts and the balance sheet line item(s) which
    include these amounts. To the extent that any retainage amounts are due to be paid
    by customers in more than one year from the balance sheet date, please revise to
    disclose the amount due each future year. Please refer to Rule 5-02(3)(c) of
    Regulation S-X.

Financing Arrangements, page F-22

10. It is unclear from your filing whether your Senior Credit Facility, Convertible Senior
    Notes, or Municipal Bond obligations include any material debt covenants. Please
    disclose here or elsewhere in the filing the specific terms of any material debt
    covenants in your debt agreements.   For any material debt covenants, please disclose
    the required ratios/amounts as well as the actual ratios/amounts as of each reporting
    date. This will allow readers to understand how much cushion there is between the
    required ratios/amounts and the actual ratios/amounts. Please also consider
    disclosing the specific computations used to arrive at the actual ratios/amounts with
    corresponding reconciliations to U.S. GAAP amounts, if necessary. See Sections I.D

and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ
Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Contingencies and Commitments, page F-27

11. Please disclose whether it is reasonably possible that a loss may have been incurred
for the Conex and Citadel matters. Please also disclose the estimated possible loss or
range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of
SFAS 5.

Operating Information by Segment, page F-35

12. You present operating profit (loss) for each segment along with the total operating
profit for all business segments combined. These amounts, including the combined
amount, exclude items that would be included in operating profit calculated in
accordance with U.S. GAAP. For example, corporate, administrative and general
expenses are required to be included in operating profit in accordance with U.S.
GAAP. Please revise the titles used for each of these amounts. For example, a title
such as segment profit (loss) could be used instead. Similarly revise your disclosure
in MD&A and elsewhere in the filing as well. Refer to Item 10(e)(1)(ii)(E) of
Regulation S-K.

Exhibit 23.1

13. Please amend your Form 10-K to include a signed consent. The currently filed
version appears to be unsigned. Please refer to Item 601(b)(23) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please furnish your
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief